U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM 10-SB
                                 Amendment No.6





                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Southern Group International, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


        Florida                                                  65-06001272
-------------------------------                              -------------------
(State or other jurisdiction of                                (IRS Employer
Incorporation or organization)                               Identification No.)



                      69 Mall Drive, Commack, NY 11725
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


                    Issuer's telephone number (631) 543-2800


           Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
-------------------                         ------------------------------
      None                                                 N/A



           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of class)

                 Southern Group International, Inc. Form 10-SB

Table of Contents                                                         Page
-----------------                                                         ----
                                     Part I

Item 1.  Description of Business                                            1

Item 2.  Management's Discussion and Analysis or Plan of Operations        17

Item 3.  Description of Property                                           18

Item 4.  Security Ownership of Certain Beneficial Owners and Management    18

Item 5.  Directors, Executive Officers, Promoters, and Control Persons.    20

Item 6.  Executive Compensation                                            21

Item 7. Description for Officers, Directors, Promoters, or Affiliates      21

Item 8.  Description of Securities                                         22

                                    Part II

Item 1.  Market Price and Dividends on the Registrant's Common             23
 Equity and other Shareholder Matters.

Item 2.  Legal Proceedings                                                 23

Item 3.  Changes in and Disagreements with Accountants.                    24

Item 4.  Recent Sales of Unregistered Securities                           24

Item 5.  Indemnification of Directors and Officers                         25

Item 6. Signature Page of officers of the Company                          22

                                    Part F/S

Exhibit 1.   Independent Auditors Report and Financial Statements         F-1

Exhibit 2.   2.1 Articles of Incorporation
             2.2 By-Laws of the Company

PART 1

Item 1.  Description of Business.

     Southern Group International, Inc. a Florida corporation ("SGI" or the "Company") was incorporated on August 10, 1995 as Future Vision Products, Inc.. On August 11, 1995 the company changed its name to Hydrogen Technology, Inc. with no change of control or ownership. On January 4, 1996, present management took control of the Company and changed its name to Southern Group International, Inc.("SGI"). SGI is in the development stage with no significant assets or liabilities and has been essentially inactive, since inception. Its only activities have been organizational ones, directed at developing its business plan and conducting a limited search for business opportunities. The Company has not commenced commercial operations. The Company has no full-time employees and owns no real estate or personal property.

Forward-Looking Statement

         This registration Statement contains certain forward-looking statements and information relating to Southern Group International, Inc. that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe', "expect", "intend", "plan" and similar expression, as they relate to Southern Group International, Inc. to its management, are intended to identify forward looking statements. These statements reflect management's current view of Southern Group International, Inc. concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities market; a general lack of interest for any reason in going public by means of transactions involving public blank check companies; federal or state laws or regulations having an adverse effect on blank check companies, Securities and exchange Commission regulations which affect trading in the securities of "penny stocks," and other risks and uncertainties.

         Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially form those described in this report as anticipated, estimated or expected. Readers should realize that Southern Group International, Inc. is in the development stage, with only very limited assets, and that for Southern Group International, Inc. to succeed requires that it either originate a successful business (for which it lacks the funds) or acquire a successful business. Southern Group International, Inc. realization of its business aims as stated herein will depend in the near future principally on the successful completion of its acquisition of a business, as discussed below.

Exchange Act Registration

         The Company has elected to initiate the process of voluntarily becoming a reporting company under the Securities Exchange Act of 1934 (the "'34 Act"), by filing this Form 10-SB registration statement. Following the effective date of this registration statement, the Company will be required to comply with the periodic reporting requirements of the '34 Act. If the Company's obligation to file periodic reports under the '34 Act is suspended, the Company intends to continue to file such reports on a voluntary basis.

         The Company is a "blind pool" or "blank check" Company, whose business plan is to seek, investigate, and if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchaser, merger, and exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. Presently the Company's stock is trading on the National Quotation Pink Sheets.

         Alternatively, the Company may be referred to as a "shell corporation" and once trading on the NASD Bulletin Board, a "trading and reporting shell corporation." Shell corporations have zero or nominal assets and typically no stated or contingent liabilities. Private companies wishing to become publicly trading may wish to merge with a shell (a "reverse merger") whereby the shareholders of the private Company become the majority of the shareholders of the combined Company. The private Company may purchase for cash all or a portion of the common share of the shell corporation from its major stockholders. Typically, the Board and officers of the private Company become the new Board and officers of the combined Company and often the name of the private Company becomes the name of the combined Company.

         Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved with corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses that they represent have a general interest in considering a merger or acquisition with a blind pool or blank check or shell entity. No direct discussions regarding the possibility of merger are expected to occur until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions. Furthermore, no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholders.

         The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become public corporations. In addition these enterprises may wish to satisfy, either currently or in the reasonably near future, the minimum tangible asset requirement in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history or a history of losses attributable to under-capitalization or other factors; (ii) experiencing financial or operating difficulties; (iii) be in need of funds to develop new products or services or to expand into a new market, or have plans for rapid expansion through acquisition of competing businesses; (iv) or other similar characteristics. The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

         The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This included industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

         As a consequence of this registration of its securities, any entity, which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public Company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current principal stockholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current principal stockholders relative to their purchase price for such stock. In the Company's judgment, none of the officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company would occur at a time when minority stockholders are unable to sell their shares because of the lack of a public market for such shares.

         Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management and board positions with the Company in connection with a change of control or acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity of Management"). In the event of such a resignation, the Company's current management would thereafter have no control over the conduct of the Company's business.

         It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plan, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

         The Company does not foresee that it will enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the forgoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is, in general, permitted by Florida law to enter into a transaction if:

 The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

         To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other Company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

         It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

         Certain types of business acquisition transactions may be completed without any requirement that the Company first submit the transaction to the stockholders for their approval. In the event the proposed transaction is structured in such a fashion that stockholder approval is not required, holders of the Company's securities (other than principal stockholders holding a controlling interest) should not anticipate that they will be provided with financial statements or any other documentation prior to the completion of the transaction. Other types of transactions require prior approval of the stockholders.

         In the event a proposed business combination or business acquisition transaction is structured in such a fashion that prior stockholder approval is necessary, the Company will be required to prepare a Proxy or Information
Statement describing the proposed transaction, file it with the Securities and Exchange Commission for review and approval, and mail a copy of it to all Company stockholders prior to holding a stockholders meeting for purposes of voting on the proposal. Minority shareholders who do not vote in favor of a proposed transaction will then have the right, in the event the transaction is approved by the required number of stockholders, to exercise statutory dissenters' rights and elect to be paid the fair value of their shares.

         The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

         Otherwise, in analyzing potential business opportunities, Company management anticipates that it will consider, among other things, the following factors:

Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming, sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15g-9 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

The extent to which the business opportunity can be advanced;

Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

Strength and diversity of existing management or management prospects that are scheduled for recruitment;

The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

         In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (1) have net tangible assets of at least $4.0 million, or a market capitalization of $50.0 million, or net income of not less that $0.75 million in its latest fiscal year or in two of the last three fiscal years; (2) have a public float (i.e., shares that are not held by any officer, director or 10% stockholder) of at least 1.0 million shares; (3) have a minimum bid price of at least $4.00; (4) have at least 300 round lot stockholders (i.e., stockholders who own not less than 100 shares); and (5) have an operating history of at least one year or have a market capitalization of at least $50 million. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

         No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

         The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

         Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and Company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such Company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger or acquisition transaction; and the like.

         As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

         It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

         Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, which have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

         It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of the review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting stock of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

         It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986 as amended, depends upon the issuance to the stockholders of the acquired Company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal stockholders. See "Description of Business - General."

         It is anticipated that any new securities issued in any reorganization would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

         The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

         As a general matter, the Company anticipates that it, and/or its principal stockholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specific grounds.

         It  is  anticipated  that  the   investigation  of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to produce goods and services.

Investment Company Act and Other Regulation

         The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment Company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

         The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates the reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment Company securities. Since the Company will not register as an investment Company, stockholders will not be afforded these protections.

Competition

         The Company expects to encounter substantial competition in its efforts to locate attractive business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a better position than the Company to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than the Company, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reasons. The Company also will experience competition from other public "blind pool" companies, some of which may also have funds available for use by an acquisition candidate.

Administrative Offices


         The Company currently maintains a mailing address at 69 Mall Drive, Commack, NY 11725. The Company's telephone number is (631) 543-2800. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of the mailing address.


Employees

         The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

         Conflicts of Interest. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgement in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

         It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interest of other Company shareholders. Depending upon the nature of a proposed transaction, Company shareholders other than the principal shareholders may not be afforded the opportunity to approve or consent to a particular transaction. See "Conflicts of Interest."

Possible Need for Additional Financing.

         The Company has very limited funds, and such funds, may not be adequate to take advantage of any available business opportunities. Even if the Company's currently available funds prove to be sufficient to pay for its operations until it is able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable it to exploit the opportunity. Thus, the ultimate success of the Company will depend, in part, upon its availability to raise additional capital. In the event that the Company requires modest amounts of additional capital to fund its operations until it is able to complete a business acquisition or transaction, such funds, are expected to be provided by the principal shareholders. However, the Company has not investigated the availability, source, or terms that might govern the acquisition of the additional capital which is expected to be required in order to exploit a business opportunity, and will not do so until it has determined the level of need for such additional financing. There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

Regulation. of Penny Stocks.

         The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that impose special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purpose of the rule, the phrase "accredited investor" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker dealer must make special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's securities to sell such securities in any market that might develop therefor.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 under the Securities Act of 1933, an Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6,
and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market, which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years form patterns of fraud and abuse. Such patterns include (I) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns form being established with respect to the Company's securities.

No Operating History.

         The Company was formed in August 10, 1995, as a blind pool or blank check entity, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than a modest amount of cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

No Assurance of Success or Profitability.

         There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

Possible Business --Not Identified and Highly Risky.

         The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 " Description of Business."

Type of Business Acquired.

         The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded Company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

Impracticability of Exhaustive Investigation.

         The Company's limited funds and lack of full-time management will make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

Lack of Diversification.

         Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Need for Audited Financial Statements.

         The Company will require audited financial statements from any business that it proposes to acquire. Since the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), it will be required to include audited financial statements in its periodical reports for any existing business it may acquire. In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Finally, without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited. Consequently, acquisitions prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition.

Other Regulations

         An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

Dependence upon Management; Limited Participation of Management.

         The Company will be entirely dependant upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. It is possible that, from time to time, the inability of such persons to devote their full time attention to the business of the Company could result in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible future business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

Lack of Continuity in Management.

         The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

Indemnification of Officers and Directors.

         The Company's articles of Incorporation provide for the indemnification of its, directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

Dependence upon Outside Advisors.

         To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will, be made by the Company's officers, without any input by shareholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

Leveraged Transactions.

         There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e. the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

Competition.

         The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

No Foreseeable Dividends.

         The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

Loss of Control by Present Management and Stockholders.

         In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued Common Stock that represents the greater majority of the voting power and equity of the Company. In conjunction with such a transaction, the Company's current Officers, Directors, and principal shareholders could also sell all, or a portion, of their controlling block of stock to the acquired
Company's stockholders. Such a transaction would result in a greatly reduced percentage of ownership of the Company by its current shareholders. As a result, the acquired Company's stockholders would control the Company, and it is likely that they would replace the Company's management with persons who are unknown to the Company at this time.

No Public Market Exists.

         There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder will ever be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchasers finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many leading institutions will not permit the use of such securities as collateral for any loans.

Rule 144 Sales.

     All of the presently outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period, may under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a Company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after, the restricted securities have been held by the owner, for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of common stock of present shareholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. As of the date hereof 645,800, of the currently outstanding shares of common stock of the Company have been held by the current owners, thereof for a period of more than two years. Accordingly, such shares are currently available for resale in accordance with the provisions of Rule 144.

Blue Sky Consideration.

         Because the securities registered hereunder have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware, that there may be significant state Blue Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind pool or "blank check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

         The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipt of proceeds in the amount of $63,064 for its inside capitalization funds. Substantially all of such funds have been used to pay expenses incurred by the Company.

         The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on form 10-SB, and in conjunction with future compliance with its on-going reporting obligations.

Results of Operations


         During the period from August 10, 1995 (inception) through June 30, 2000, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. During this period, the Company received no revenues.


         For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance with reporting obligations under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

         The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.

         No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Notwithstanding the forgoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

         Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Year 2,000 compliance Issues

         To date, the Company has not been effected by Year 2,000 compliance problems. We conducted a comprehensive Year 2,000 investigation with respect to our internal business-critical systems. This investigation encompassed information technology systems and equipment with embedded technology such as fax machines and telephone systems. None of these systems were affected by the passage into the Year 2,000. Nonetheless, we have no assurance that we will not experience isolated system failures as a result of third party technical problems.

 Item 3. Description of Property.


         The Company currently maintains a mailing address at 69 Mall Drive, Commack, NY 11725. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (631) 543-2800

Item 4.  Security Ownership of Certain Beneficial Owners and Management.


Beneficial Ownership

         The following table sets forth, as of the date of this Registration Statement, the stock ownership of each executive officer and director of Southern Group International, Inc., of all executive officers and directors of the Company as a group, and of each person known by Southern Group International, Inc. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power for such shares. No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

                                      # of Shares        % of Class
Name and Address                  Owned Beneficially        Owned
----------------                  ------------------     ----------
Surinder Rametra                      475,000(4)             38%
27 Riesling Ct
Commack, NY 11725

Beresford Overseas Limited(5)         300,000                24%
P.O. Box 174
St. James Chambers
Athol Street
Douglas, Isle of Man 1M99 1PP

Nirmala Rametra(1)                    152,000(4)             12%
27 Riesling Court
Commack, NY 11725

Seema Wasil(2)                         27,000(2)            ***
27 Riesling Court
Commack, NY 11725

Rahul Rametra                           2,000(3)            ***
209 Crombie Street
Huntington Station, NY 11746

All Directors and                      29,000               5.3%
Executive officers (3)persons)

*** Less than 1%

(1)  Nirmala Rametra is the wife of Surinder Rametra.

(2)  Seema   Wasil  is  the   Secretary   and   Director   of   Southern   Group
     International,Inc. and is the daughter of Surinder Rametra and Nirmala Rametra.

(3) Rahul Rametra is a Director of Southern Group International, Inc. and the nephew of Surinder Rametra and Nirmala Rametra.

(4) Does not include 57,000 shares held by S&N Associates, Inc. a corporation of which Surinder Rametra and Nirmala Rametra are the sole shareholders.

(5) Phillips Scales and Arthur Corwther both of who reside in the Isle of Man, are the sale record and beneficial shareholders of Beresford Overseas Limited.

All of the above disclaim any beneficial ownership in shares owned by family members.

Changes in Control

         A change in control of the Company will probably occur upon consummation of a business combination, which is anticipated to involve significant change in ownership of stock of the company, membership of the board of directors. The extent of any such shance or control in ownership or board composition cannot be predicted at this time.

Item 5.  Directors, Executive Officers, Promoters, and Control Persons.

The directors and executive officers serving the Company are as follows:

Name                       Age              Position Held and Tenure
----                       ---              ------------------------
Konrad C. Kim              29               President, Director

Seema Wasil                30               Secretary, Director

Rahul Rametra              27               Director

         The directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of the Company's affairs.

         The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information


         Konrad C. Kim- received a Bachelor of Science degree from the University of Wisconsin in 1992. From 1995 - 1997 he was a Consultant Systems Administrator for SONY Entertainment, Columbia House, and The Village Voice newspaper. From 1997 - 1999 he was a Technical Systems Analyst at Moody's Investor's Services. Since 1999 he has been a Systems Engineer at Gateway.com.


         Seema Wasil- earned a Bachelors Degree in Accounting from Hofstra University in 1991 and a Masters Degree in Special Education from Hofstra in 1993. From 1995 to 1998 she worked in the Accounting and Public Relations departments of Atec Group, Inc. a publicly traded Company. From 1999 to the present, she has been a Vice-President of Stern Capital Partners, Ltd, a private consulting firm.

         Rahul Rametra- received a Bachelors Degree from State University of New York, Stony Brook in 1995and earned a Masters Degree in Finance from C.W. Post University in 1998. He has been employed by ATEC Group, Inc. since 1995 and is currently a sales representative for Atec Group, Inc. and Chief Operating Officer of Nexar, Inc. a subsidiary of Atec Group, Inc.


Conflicts of Interest


         The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person. There may be occasions when the time requirements of the Company's business conflict with the demands of the officers other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.


         The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

         No officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Tranasactions.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such stock issuance might be made.

         It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

         Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities

Common Stock

         The Company's Articles of incorporation authorize the issuance of 80,000,000 shares of Common Stock par value $.0001. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

         Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

         The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares preferred stock par value $0.0001. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. The Company has issued no preferred stock. The Company anticipates that preferred stock may be utilized in making acquisitions.

Reports to Stockholders

         The Company plans to furnish it's stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another Company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

Transfer Agent

         The Company's Transfer Agent is Manhattan Transfer Registrar Co, 58 Dorchester Rd, Lake Ronkonkoma, NY 11779.

                                    Part II

Item 1. Market Price and Dividends on the Registrant's Common equity and other Shareholder Matters


         There has been no established public trading market for the Company's securities since its inception on August 10, 1995. However, the Company's securities are traded on the National Quotation Bureau pink sheets with no bid and no offer. The company's trading symbol is SGPI. As of June 30, 2000 there were 1,402,200 shares outstanding, and the Company has 65 shareholders of record. No dividends have been paid to date and the Company's Board of directors does not anticipate paying dividends in the foreseeable future.



Item 2.  Legal Proceedings.

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3.  Changes in and Disagreements with Accountants.

         The Company has had no changes in or disagreements with accountants on matters of accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

         The following unregistered securities of the Company have been issued in the past three years:


a) On May 6, 1999, the Company issued 600,000 restricted shares at a purchase price of $.10 per share for an aggregate consideration of $60,000 as follows:

         1. 42,500 shares to Amit Rametra who was an officer and director at that time and who subsquently resigned as such

         2.       300,000 shares to Beresford Overseas, Ltd.

         3.       25,000 shares to Seema Wasil, an officer and director;

         4.       25,000 shares to Munish Rametra, a non-affiliate;

         5. 57,500 shares to S & N Associates, Inc., a corporation wholly owned by Surinder Rametra and Nirmala Rametra, his wife.

         6.       150,000 shares to Nirmala Rametra, wife of Surinder
                  Rametra.

b) On June 29, 2000, the Company issued 78,200 shares of unregistered common stock to an affiliate and 78,200 shares to a non-affiliate, both of which are shareholders for an aggregate of 156,400 shares in consideration of conversion of loans in the aggregate amount of $15,640 owed to such shareholders at a conversion rate of $.10 per share. Said shares were issued pursuant to an exemption from registration under Section 4(2) of the Act.


    All of these shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 5.  Indemnification of Directors and Officers

         The Articles of Incorporation and the Bylaws of the Company, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Part F/S

         The Financial Statements of Southern Group International, Inc. required by regulation S-B commence on page F-1 hereof and are incorporated herein by reference.

                                    Part III

Items 1 & 2       Index to Exhibits and Description of Exhibits
Item 1            Articles of Incorporation.*
Item 2            By-Laws*


* Previously filed

                                   Signatures



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Southern Group International, Inc.




Date: October 27, 2000                    By:
                                                 ----------------------------
                                                 Konrad C. Kim, President

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                AND FOR THE PERIOD AUGUST 10, 1995 (INCEPTION) TO
                                  JUNE 30, 2000

                                TABLE OF CONTENTS

                                                                   Page No.

ACCOUNTANT'S REPORT..................................................   F-3

FINANCIAL STATEMENTS

    Balance sheets...................................................   F-4

    Statements of Operations.........................................   F-5

    Statements of Changes in Stockholders' Equity....................   F-6

    Statements of Cash Flows.........................................   F-7

    Notes to Financial Statements....................................  F-10

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.

                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

To the Board of Directors and Shareholders

Southern Group International, Inc.
Hauppauge, New York


I have reviewed the accompanying balance sheets of Southern Group International, Inc. (a development stage company) as of June 30, 2000 and December 31, 1999, and the related statements of operations, stockholders' equity and cash flows, for the six months ended June 30, 2000 and 1999, and for the period from August 10, 1995 (inception), to June 30, 2000, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Southern Group International, Inc.


A review consists principally of inquiries of Company personnel analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Stewart H. Benjamin
Certified Public Accountant, P.C.


Plainview, New York
July 31, 2000

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)

                                 Balance Sheets

                                     ASSETS

                                                                              June 30,                     December 31,
                                                                                2000                           1999
                                                                             (Unaudited)                    (Audited)
                                                                         --------------------          ---------------------
Current assets
    Cash                                                               $              21,242         $                1,976
    Securities available-for-sale  (Notes 1 & 2)                                          --                         29,531
                                                                         --------------------          ---------------------
                                                                       $              21,242         $               31,507
                                                                         ====================          =====================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Loan payable (Note 3)                                              $                  --         $                2,831
    Loans payable, related parties (Note 4)                                               --                         15,039
                                                                         --------------------          ---------------------

Total liabilities                                                                         --                         17,870
                                                                         --------------------          ---------------------

Stockholders' equity  (Note 5)
    Preferred stock, $.0001 par value, 10,000,000 shares
        authorized and zero shares issued and outstanding                                 --                             --
    Common stock, $.0001 par value; authorized -
        80,000,000 shares; issued and outstanding -
        1,402,200 shares in 2000 and 1,245,800 in 1999                                   140                            125
    Additional paid-in capital                                                        78,564                         62,939
    Deficit accumulated during the development stage                                 (57,462)                       (72,083)
    Unrealized gain on marketable securities                                              --                         22,656
                                                                         --------------------          ---------------------

Total stockholders' equity                                                            21,242                         13,637
                                                                         --------------------          ---------------------

                                                                       $              21,242         $               31,507
                                                                         ====================          =====================









             See accompanying notes and accountant's review report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)

                            Statements of Operations

                                                            Six Months                   Six Months               Aug. 10, 1995
                                                               Ended                       Ended                  (inception) to
                                                             June 30,                     June 30,                   June 30,
                                                               2000                         1999                       2000
                                                        --------------------        ---------------------      ---------------------
Costs and expenses
    General and administrative:
        Bank charges                                  $                  42       $                   85     $                1,674
        Filing fees                                                     300                          250                        900
        Edgar filing service fees                                       305                          677                      1,045
        Legal fees                                                       --                       10,000                     10,500
        Accounting fees                                               1,250                        1,100                      3,350
        Transfer agent fees                                              --                           --                      2,360
        Miscellaneous                                                    --                           --                         64
                                                        --------------------        ---------------------      ---------------------

Total costs and expenses                                              1,897                       12,112                     19,893
                                                        --------------------        ---------------------      ---------------------

Other income (expenses)
    Gain on sale of marketable securities                            17,089                           --                     17,089
    Impairment of investment in related party                            --                           --                    (50,000)
    Interest income                                                      81                           --                         81
    Interest expense                                                   (652)                      (1,989)                    (4,739)
                                                        --------------------        ---------------------      ---------------------

Total other income (expenses)                                        16,518                       (1,989)                   (37,569)
                                                        --------------------        ---------------------      ---------------------

Net income (loss)                                     $              14,621       $              (14,101)    $              (57,462)
                                                        ====================        =====================      =====================

Income (loss) per common share                        $                 .01       $                 (.02)
                                                        ====================        =====================

Weighted average common shares outstanding                        1,247,519                      645,800
                                                        ====================        =====================












             See accompanying notes and accountant's review report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)

                  Statements of Changes in Stockholders' Equity
        Period from August 10, 1995 (Date of Inception), to June 30, 2000


                                                                                                        Deficit        Unrealized
                                                                   Common stock       Additional      Accumulated       Gain on
                                                      ---------------------------      Paid-in           From          Marketable
                                                        Shares         Amount          Capital         Inception       Securities
                                                      -----------   -------------   --------------   --------------   ------------

Balances, August 10, 1995                                     --   $           --   $           --   $          --    $        --

    Sale of common stock                                 642,800               64               --              --             --

    Net loss for the period                                                                                    (64)
                                                      -----------    -------------    -------------    ------------     ----------

Balances, December 31, 1995                              642,800               64               --             (64)            --

The Company was inactive
  during 1996                                                 --               --               --              --             --
                                                      -----------    -------------    -------------    ------------     ----------

Balances, December 31, 1996                              642,800               64               --             (64)            --

The Company was inactive
  during 1997                                                 --               --               --              --             --
                                                      -----------    -------------    -------------    ------------     ----------

Balances, December 31, 1997                              642,800               64               --             (64)            --

    Sale of common stock                                   3,000                1            2,999              --             --

    Net loss                                                                                                (3,589)
                                                      -----------    -------------    -------------    ------------     ----------

Balances, December 31, 1998                              645,800               65            2,999          (3,653)            --

    Prior period adjustment                                   --               --               --            (833)            --

    Sale of common stock                                 297,500               30           29,720              --             --

    Shareholders loans converted to stock                233,750               23           23,352              --             --

    Common stock issued for marketable
    securities, valued at $.10 per share                  68,750                7            6,868              --             --

    Change in unrealized gain on
    marketable securities                                     --               --               --              --         22,656

    Net loss                                                                                               (67,597)
                                                      -----------    -------------    -------------    ------------     ----------

Balances, December 31, 1999                            1,245,800              125           62,939         (72,083)        22,656

    Shareholders loans converted to stock                156,400               15           15,625              --             --

    Change in unrealized gain on
    marketable securities                                     --               --               --              --        (22,656)

    Net income                                                                                              14,621
                                                      -----------    -------------    -------------    ------------     ----------

Balances, June 30, 2000                                1,402,200   $          140   $       78,564   $     (57,462)   $        --
                                                      ===========    =============    =============    ============     ==========



             See accompanying notes and accountant's review report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)

                            Statements of Cash Flows

                                                                          Six Months           Six Months         Aug. 10, 1995
                                                                            Ended                 Ended           (inception) to
                                                                           June 30,             June 30,             June 30,
                                                                             2000                 1999                 2000
                                                                        -------------        -------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                   $     14,621         $     (14,101)        $    (56,629)
    Adjustments to reconcile net income (loss) to net
         cash used in operating activities
         Realized gain on sale of available-for-sale securities              (17,089)                   --              (17,089)
         Impairment loss on related party receivable                              --                    --               50,000
         Changes in assets and liabilities
            Increase (decrease) in accrued expenses                               --                  (200)                  --
                                                                          -----------          ------------          -----------

   NET CASH USED IN OPERATING ACTIVITIES                                      (2,468)              (14,301)             (23,718)
                                                                          -----------          ------------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of available-for-sale securities                       23,965                    --               23,965
    Increase in loan receivable, related party                                    --                    --              (51,633)
    Decrease in loan receivable, related party                                    --                    --                  800
                                                                          -----------          ------------          -----------

   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                        23,965                    --              (26,868)
                                                                          -----------          ------------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from short-term debt                                                600                38,672               99,682
    Repayment of short-term debt                                              (2,831)              (43,128)             (60,668)
    Proceeds from issuance of common stock                                        --                17,250               32,814
                                                                          -----------          ------------          -----------

   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        (2,231)               12,794               71,828
                                                                          -----------          ------------          -----------

NET INCREASE (DECREASE) IN CASH                                               19,266                (1,507)              21,242

CASH - BEGINNING OF PERIOD                                                     1,976                 2,396                   --
                                                                          -----------          ------------          -----------

CASH - END OF PERIOD                                                    $     21,242         $         889         $     21,242
                                                                          ===========          ============          ===========


SUPPLEMENTAL DISCLOSURES:
    Cash paid during the period for interest                            $        652         $       1,989         $      3,774
                                                                          ===========          ============          ===========
    Cash paid during the period for income taxes                        $         --         $          --         $         --
                                                                          ===========          ============          ===========
    Change in unrealized gain on marketable securities                  $    (22,656)        $          --         $         --
                                                                          ===========          ============          ===========
    Common stock issued for marketable securities                       $         --         $          --         $      6,875
                                                                          ===========          ============          ===========
    Conversion of shareholders loans to capital stock                   $    (15,640)        $     (23,375)        $    (39,015)
                                                                          ===========          ============          ===========









             See accompanying notes and accountant's review report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The financial statements presented are those of Southern Group International, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the state of Florida on August 10, 1995. The Company's activities, to date, have been primarily directed towards the raising of capital.

As shown in the financial statements, as of June 30, 2000, the Company has incurred an accumulated deficit of $57,462. The Company's continued existence is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

The Company will engage a consultant, who will be compensated based on performance, to effect a merger once a candidate has been identified. The Company has elected not to recognize compensation expense for its executive officers, as they devote an insignificant amount of time to the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Securities Available-For-Sale

Securities available-for-sale consist of marketable equity securities not classified as trading securities. Securities available-for-sale are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholders' equity.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

                       SOUTHERN GROUP INTERNATIONAL, INC.

                          (A Development Stage Company)

                          Notes to Financial Statements

Income (Loss) Per Common Share

Income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the period.

Note 2 - Securities Available-For-Sale

Securities available-for-sale at December 31, 1999 consisted of 8,750 shares of Yournet Inc., which is traded on the OTC Bulletin Board. During the six months ended June 30, 2000, the Company sold securities available-for-sale for total proceeds of $23,965 resulting in gross realized gains of $17,089.

Note 3 - Loan Payable

The Company has a bank line-of-credit which provides borrowings up to $75,000. The line-of-credit is guaranteed by a stockholder of the Company, and principal and interest on advances are payable monthly at the bank prime rate plus 1%. The line-of-credit is due to expire in October 2001. The Company has fully repaid the bank line-of-credit on February 25, 2000. Interest expense related to the bank line-of-credit was $51 during the six months ended June 30, 2000.

Note 4 - Loans Payable - Stockholders

Loans of $37,450 were received from certain stockholders during the year ended December 31, 1999, proceeds of which were used to repay a portion of the bank line-of-credit. Stockholders' loans totaling $23,375 were converted to equity as a result of a resolution adopted by the board of directors on May 5, 1999, whereby 600,000 shares of restricted common stock were issued for an aggregate consideration of $60,000. The loans provide for interest at a rate of 8% and were due on January 31, 2000. Pursuant to a resolution by the board of directors on June 29, 2000, the loans and accrued interest totaling $15,640 were converted to equity. The stockholders received 156,400 shares of common stock, valued at $.10 per share. Interest expense related to the stockholders' loans was $600 during the six months ended June 30, 2000.

                       SOUTHERN GROUP INTERNATIONAL, INC.

                          (A Development Stage Company)

                          Notes to Financial Statements

Note 5 - Common Stock Transactions

Pursuant to a resolution adopted by the Board of Directors on May 5, 1999, the Company issued 600,000 shares of restricted common stock at a price of $.10 per share, for an aggregate consideration of $60,000, which includes conversion of stockholders' loans of $23,375, cash contributions of $29,750 and marketable securities valued at $6,875. The price of $.10 per share, which exceeds the book value per share, was determined as the fair value by management, as there was no public market for the stock on the date of issuance.

Pursuant to a resolution adopted by the Board of Directors on June 29, 2000, the Company converted stockholders' loans totaling $15,640 to 156,400 shares of common stock, valued at $.10 per share. The price of $.10 per share, which exceeds the book value per share, was determined as the fair value by management, as there was no public market for the stock on the date of issuance.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
               AND FOR THE PERIOD AUGUST 10, 1995 (INCEPTION) TO
                               DECEMBER 31, 1999

                               TABLE OF CONTENTS








                                                                        Page No.
                                                                        --------
AUDITOR'S REPORT....................................................       F-13

FINANCIAL STATEMENTS

     Balance sheets.................................................       F-14

     Statements of Operations.......................................       F-15

     Statements of Changes in Stockholders' Equity..................       F-16

     Statements of Cash Flows.......................................       F-17

     Notes to Financial Statements..................................       F-18

                              STEWART H. BENJAMIN
                       CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                              PLAINVIEW, NY 11803
                                    -------
                           TELEPHONE: (516) 933-9781
                           FACSIMILE: (516) 827-1203


                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Southern Group International, Inc.
Hauppauge, New York

I have audited the accompanying balance sheets of Southern Group International, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from August 10, 1995 (inception), to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Group International, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended and from August 10, 1995 (inception), to December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Stewart H. Benjamin
---------------------------
Stewart H. Benjamin
Certified Public Accountant, P.C.


Plainview, New York
February 4, 2000
(except for Note 3, as to
which date is July 26, 2000)

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                                                              December 31,
                                                                                       1999                  1998
                                                                                   --------------        --------------

Current assets


    Cash                                                                          $         1,976       $         2,396
    Securities available-for-sale  (Notes 1 & 2)                                           29,531                    --
    Loan receivable, related party (Note 3)                                                    --                51,634
                                                                                   --------------        --------------

                                                                                  $        31,507       $        54,030
                                                                                   ==============        ==============




                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities

    Loan payable (Note 4)                                                         $         2,831       $        54,419
    Loans payable, related parties (Note 5)                                                15,039                    --
    Accrued expenses                                                                           --                   200
                                                                                   --------------        --------------

Total liabilities                                                                          17,870                54,619
                                                                                   --------------        --------------


Stockholders' equity (deficit)
    Preferred stock, $.0001 par value, 10,000,000 shares
        authorized and zero shares issued and outstanding                                      --                    --
    Common stock, $.0001 par value, 80,000,000 shares
        authorized and 1,245,800 shares issued and outstanding
        in 1999 and 645,800 in 1998                                                           125                    65
    Additional paid-in capital                                                             62,939                 2,999
    Deficit accumulated during the development stage                                      (72,083)               (3,653)
    Unrealized gain on marketable securities                                               22,656                    --
                                                                                   --------------        --------------

Total stockholders' equity (deficit)                                                       13,637                  (589)
                                                                                   --------------        --------------

                                                                                  $        31,507       $        54,030
                                                                                   ==============        ==============








The  accompanying  notes  are  an  integral  part  of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.

                          (A Development Stage Company)

                            Statements of Operations


                                                                                                    Aug. 10, 1995
                                                   Year Ended               Year Ended             (inception) to
                                                December 31,             December 31,               December 31,
                                                      1999                     1998                     1999
                                                ------------------       ------------------       -----------------

Costs and expenses
    General and administrative:

        Bank charges                           $               675      $               957      $             1,632
        Filing fees                                            250                      350                      600
        Edgar filing service fees                              740                       --                      740
        Legal fees                                          10,000                      500                   10,500
        Accounting fees                                      1,725                      375                    2,100
        Transfer agent fees                                    750                    1,610                    2,360
        Miscellaneous                                           --                       --                       64
                                                ------------------       ------------------       ------------------

Total costs and expenses                                    14,140                    3,792                   17,996
                                                ------------------       ------------------       ------------------


Other income (expenses)
    Impairment of investment in related party              (50,000)                      --                  (50,000)
    Interest income                                             --                      833                       --
    Interest expense                                        (3,457)                    (630)                  (4,087)
                                                ------------------       ------------------       ------------------

Total other income (expenses)                              (53,457)                     203                  (54,087)
                                                ------------------       ------------------       ------------------

Net loss                                       $           (67,597)     $            (3,589)     $           (72,083)
                                                ==================       ==================       ==================

Loss per common share                          $             (.065)     $             (.006)
                                                ==================       ==================


Weighted average common shares outstanding               1,041,964                  644,386
                                                ==================       ==================


















The accompanying notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)
                  Statements of Changes in Stockholders' Equity

      Period from August 10, 1995 (Date of Inception), to December 31, 1999

                                                                                                    Deficit           Unrealized
                                                       Common stock             Additional        Accumulated          Gain on
                                          ---------------------------------      Paid-in             From            Marketable
                                              Shares            Amount            Capital          Inception          Securities
                                          ---------------   ---------------    --------------    ---------------    ---------------


Balances, August 10, 1995                              --  $             --   $            --   $             --   $             --
    Issuance of common stock                      642,800                64                --                 --                 --
    Net loss for the period                                                                                  (64)
                                          ---------------   ---------------    --------------    ---------------    ---------------
Balances, December 31, 1995                       642,800                64                --                (64)                --
The Company was inactive
  during 1996                                          --                --                --                 --                 --
                                          ---------------   ---------------    --------------    ---------------    ---------------
Balances, December 31, 1996                       642,800                64                --                (64)                --
The Company was inactive
  during 1997                                          --                --                --                 --                 --
                                          ---------------   ---------------    --------------    ---------------    ---------------
Balances, December 31, 1997                       642,800                64                --                (64)                --
    Issuance of common stock                        3,000                 1             2,999                 --                 --
    Net loss                                                                                              (3,589)
                                          ---------------   ---------------    --------------    ---------------    ---------------
Balances, December 31, 1998                       645,800                65             2,999             (3,653)                --
    Prior period adjustment                            --                --                --               (833)                --
    Sale of common stock                          297,500                30            29,720                 --                 --
    Shareholders loans converted to stock         233,750                23            23,352                 --                 --
    Common stock issued for marketable
       securities, valued at $.10 per share        68,750                 7             6,868                 --                 --
    Change in unrealized gain on
       marketable securities                           --                --                --                 --             22,656
    Net loss                                                                                             (67,597)
                                          ---------------   ---------------    --------------    ---------------    ---------------
Balances, December 31, 1999                     1,245,800  $            125   $        62,939   $        (72,083)  $         22,656
                                          ===============   ===============    ==============    ===============    ===============









The accompanying  notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                                   Aug. 10, 1995
                                                                  Year Ended               Year Ended             (inception) to
                                                                 December 31,             December 31,             December 31,
                                                                     1999                     1998                     1999
                                                               ------------------       ------------------       ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                   $          (67,597)      $           (3,589)      $          (71,250)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Impairment loss on related party receivable                       50,000                      --                    50,000
         Changes in assets and liabilities
            Increase (decrease) in accrued expenses                          (200)                     200                       --
                                                               ------------------       ------------------       ------------------

   NET CASH USED IN OPERATING ACTIVITIES                                  (17,797)                  (3,389)                 (21,250)
                                                               ------------------       ------------------       ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Increase in loans receivable, related party                                --                  (51,633)                 (51,633)
    Decrease in loans receivable, related party                               800                       --                      800
                                                               ------------------       ------------------       ------------------

   NET CASH USED IN INVESTING ACTIVITIES                                      800                  (51,633)                 (50,833)
                                                               ------------------       ------------------       ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from short-term debt                                          38,860                   58,654                   99,082
    Repayment of short-term debt                                          (52,033)                  (4,236)                 (57,837)
    Proceeds from issuance of common stock                                 29,750                    3,000                   32,814
                                                               ------------------       ------------------       ------------------

   NET CASH PROVIDED BY FINANCING ACTIVITIES                               16,577                   57,418                   74,059
                                                               ------------------       ------------------       ------------------

NET INCREASE (DECREASE) IN CASH                                              (420)                   2,396                    1,976

CASH - BEGINNING OF YEAR                                                    2,396                       --                       --
                                                               ------------------       ------------------       ------------------

CASH - END OF YEAR                                            $             1,976      $             2,396      $             1,976
                                                               ==================       ==================       ==================


SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for interest                    $             2,493      $               630      $             3,123
                                                                =================       ==================       ==================
    Cash paid during the year for income taxes                $                --      $                --      $                --
                                                                =================       ==================       ==================
    Change in unrealized gain on marketable securities        $            22,656      $                --      $            22,656
                                                                =================       ==================       ==================
    Common stock issued for marketable securities             $             6,875      $                --      $             6,875
                                                                =================       ==================       ==================
    Conversion of shareholders loans to capital stock         $           (23,375)     $                --      $           (23,375)
                                                                =================       ==================       ==================










The accompanying notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The financial statements presented are those of Southern Group International, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the state of Florida on August 10, 1995. The Company's activities, to date, have been primarily directed towards the raising of capital.


As shown in the financial statements, as of December 31, 1999, the Company has incurred an accumulated deficit of $72,083. The Company's continued existence is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.


The Company will engage a consultant, who will be compensated based on performance, to effect a merger once a candidate has been identified. The Company has elected not to recognize compensation expense for its executive officers, as they devote an insignificant amount of time to the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Securities Available-For-Sale

Securities available-for-sale consist of marketable equity securities not classified as trading securities. Securities available-for-sale are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholders' equity.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements

Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Note 2 - Securities Available-For-Sale

The amortized cost and fair value of securities available-for-sale at December 31, 1999 are as follows:

         Amortized cost                                  $     6,875
         Gross unrealized gain                                22,656
                                                           ---------
         Fair value                                      $    29,531
                                                          ==========


Securities available-for-sale consists of 8,750 common shares of Yournet Inc., which is traded on the OTC Bulletin Board. The Company sold no securities during the year ended December 31, 1999.


Note 3 - Loan Receivable, Related Party


On October 27, 1998 the Company made a short-term loan of $50,000 with proceeds from a bank line-of-credit to a Hungarian company that is wholly owned by a U.S. corporation in which certain stockholders of the Company own an equity interest. The purpose of the loan was to provide working capital to the Hungarian company. The loan is uncollateralized, provides for interest at a rate of 8% per annum and is due on June 30, 2000. The Company has received no payments from the related party loan as of December 31, 1999. Therefore, the loan balance of $50,000 was charged to operations in 1999 and the accrued interest receivable of $833 was deducted from the opening balance deficit accumulated during the development stage.


Note 4 - Loan Payable

The Company has a bank line-of-credit which provides borrowings up to $75,000. The line-of-credit is guaranteed by a stockholder of the Company, and principal and interest on advances are payable monthly at the bank prime rate plus 1%. The line-of-credit is due to expire in October 2001. There was an outstanding balance on this line-of-credit of $2,832 at December 31, 1999, which the Company has repaid on February 25, 2000. Interest expense related to the bank line-of-credit was $2,493 during the year ended December 31, 1999.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements

Note 5 - Loans Payable - Stockholders


Loans of $37,450 were received from certain stockholders during the year ended December 31, 1999, proceeds of which were used to repay a portion of the bank line-of-credit. Stockholders' loans totaling $23,375 were converted to equity as a result of a resolution adopted by the board of directors on May 5, 1999, whereby 600,000 shares of restricted common stock were issued for an aggregate consideration of $60,000. The loans provide for interest at a rate of 8% and are due on January 31, 2000. Pursuant to a resolution by the board of directors on June 29, 2000, the loans and accrued interest totaling $15,640 were converted to equity. The stockholders received 156,400 shares of common stock, valued at $.10 per share. Interest expense related to the stockholders' loans was $2,153 during the year ended December 31, 1999.


Note 6 - Common Stock Transactions

Pursuant to a resolution adopted by the Board of Directors on May 5, 1999, the Company issued 600,000 shares of restricted common stock at a price of $.10 per share, for an aggregate consideration of $60,000, which includes conversion of stockholders' loans of $23,375, cash contributions of $29,750 and marketable securities valued at $6,875. The price of $.10 per share, which exceeds the book value per share, was determined as the fair value by management, as there was no public market for the stock on the date of issuance.